Exhibit 99.3

Cameco Corporation

2014 condensed consolidated interim financial statements

(unaudited)

October 28, 2014

Cameco Corporation

Consolidated statements of earnings

			(Revised - note 5)		(Revised - note 5)
(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands, except per share amounts)		Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Revenue from products and services		$587,136	$596,578	$1,508,336	$1,461,302
Cost of products and services sold		365,704	306,728	906,030	859,897
Depreciation and amortization		78,550	62,262	215,995	179,753

Cost of sales		444,254	368,990	1,122,025	1,039,650

Gross profit		142,882	227,588	386,311	421,652
Administration		40,275	35,515	121,924	134,327
Impairment charges	4	195,995	—	195,995	—
Exploration		11,024	19,908	34,763	56,483
Research and development		1,619	1,014	3,312	4,967
Loss (gain) on sale of assets		1,617	(12)	7,173	117

Earnings (loss) from operations		(107,648)	171,163	23,144	225,758
Finance costs	13	(13,665)	(27,453)	(67,259)	(51,906)
Gains (losses) on derivatives	19	(72,752)	43,531	(71,273)	(19,763)
Finance income		2,039	1,178	5,278	5,540
Share of loss from equity-accounted investees		(1,929)	(1,388)	(15,431)	(3,468)
Other income (expense)	14	(222)	(14,838)	10,705	(16,577)

Earnings (loss) before income taxes		(194,177)	172,193	(114,836)	139,584
Income tax expense (recovery)	15	(47,758)	8,945	(98,826)	(64,545)

Net earnings (loss) from continuing operations		(146,419)	163,248	(16,010)	204,129
Net earnings from discontinued operation	5	—	47,840	127,243	49,492

Net earnings (loss)		$(146,419)	$211,088	$111,233	$253,621

Net earnings (loss) attributable to:
Equity holders		$(146,000)	$211,267	$112,544	$254,159
Non-controlling interest		(419)	(179)	(1,311)	(538)

Net earnings (loss)		$(146,419)	$211,088	$111,233	$253,621

Earnings (loss) per common share attributable to equity holders
Continuing operations		(0.37)	0.41	(0.04)	0.51
Discontinued operation		—	0.12	0.32	0.13

Total basic earnings per share	16	$(0.37)	$0.53	$0.28	$0.64

Continuing operations		(0.37)	0.41	(0.04)	0.51
Discontinued operation		—	0.12	0.32	0.13

Total diluted earnings per share	16	$(0.37)	$0.53	$0.28	$0.64

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

			(Revised - note 5)		(Revised - note 5)
(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Net earnings (loss)		$(146,419)	$211,088	$111,233	$253,621
Other comprehensive income (loss), net of taxes:	15
Items that will not be reclassified to net earnings (loss):
Remeasurements of defined benefit liability - discontinued operation		—	—	—	100,725
Items that are or may be reclassified to net earnings (loss):
Exchange differences on translation of foreign operations		24,086	(27,072)	55,790	(30,537)
Gains (losses) on derivatives designated as cash flow hedges -discontinued operation		—	166	—	(71)
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation		—	(924)	(300)	(3,200)
Unrealized gains (losses) on available-for-sale assets		49	—	(393)	—

Other comprehensive income (loss), net of taxes		24,135	(27,830)	55,097	66,917

Total comprehensive income (loss)		$(122,284)	$183,258	$166,330	$320,538

Comprehensive income (loss) from continuing operations		$(122,284)	$136,176	$39,387	$173,592
Comprehensive income from discontinued operation	5	—	47,082	126,943	146,946

Total comprehensive income (loss)		$(122,284)	$183,258	$166,330	$320,538

Other comprehensive income (loss) attributable to:
Equity holders		$24,103	$(27,802)	$55,039	$66,887
Non-controlling interest		32	(28)	58	30

Other comprehensive income (loss) for the period		$24,135	$(27,830)	$55,097	$66,917

Total comprehensive income (loss) attributable to:
Equity holders		$(121,897)	$183,465	$167,583	$321,046
Non-controlling interest		(387)	(207)	(1,253)	(508)

Total comprehensive income (loss) for the period		$(122,284)	$183,258	$166,330	$320,538

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Sep 30/14	Dec 31/13
Assets
Current assets
Cash and cash equivalents		$478,777	$229,135
Short-term investments		28,848	—
Accounts receivable		336,398	431,375
Current tax assets		4,651	2,598
Inventories	7	956,681	913,315
Supplies and prepaid expenses		134,874	177,632
Current portion of long-term receivables, investments and other	8	5,324	3,775

Total current assets		1,945,553	1,757,830

Property, plant and equipment		5,353,610	5,040,993
Goodwill and intangible assets		196,955	194,031
Long-term receivables, investments and other	4, 8	441,899	287,548
Investments in equity-accounted investees	4, 5	4,940	492,712
Deferred tax assets		387,588	266,203

Total non-current assets		6,384,992	6,281,487

Total assets		$8,330,545	$8,039,317

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft		$—	$41,226
Accounts payable and accrued liabilities		346,917	437,941
Current tax liabilities		38,071	54,708
Short-term debt		—	50,230
Dividends payable		39,579	39,548
Current portion of other liabilities	10	66,744	60,685
Current portion of provisions	11	27,678	20,213

Total current liabilities		518,989	704,551

Long-term debt	9	1,490,942	1,293,383
Other liabilities	10	135,328	79,380
Provisions	11	731,523	570,700
Deferred tax liabilities		41,007	41,909

Total non-current liabilities		2,398,800	1,985,372

Shareholders’ equity
Share capital		1,862,623	1,854,671
Contributed surplus		193,321	186,382
Retained earnings		3,307,940	3,314,049
Other components of equity		48,202	(6,837)

Total shareholders’ equity attributable to equity holders		5,412,086	5,348,265
Non-controlling interest		670	1,129

Total shareholders’ equity		5,412,756	5,349,394

Total liabilities and shareholders’ equity		$8,330,545	$8,039,317

Commitments and contingencies [notes 6,11,15]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available-for- sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings (loss)	—	—	112,544	—	—	—	112,544	(1,311)	111,233
Other comprehensive income (loss)	—	—	—	55,732	(300)	(393)	55,039	58	55,097

Total comprehensive income for the period	—	—	112,544	55,732	(300)	(393)	167,583	(1,253)	166,330

Share-based compensation	—	12,310	—	—	—	—	12,310	—	12,310
Share options exercised	7,952	(5,371)	—	—	—	—	2,581	—	2,581
Dividends	—	—	(118,653)	—	—	—	(118,653)	—	(118,653)
Transactions with owners -contributed equity	—	—	—	—	—	—	—	794	794

Balance at September 30, 2014	$1,862,623	$193,321	$3,307,940	$48,567	$—	$(365)	$5,412,086	$670	$5,412,756

Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,700	$4,091	$—	$4,941,384	$580	$4,941,964
Net earnings (loss)	—	—	254,159	—	—	—	254,159	(538)	253,621
Other comprehensive income (loss)	—	—	100,725	(30,567)	(3,271)	—	66,887	30	66,917

Total comprehensive income for the period	—	—	354,884	(30,567)	(3,271)	—	321,046	(508)	320,538

Share-based compensation	—	15,496	—	—	—	—	15,496	—	15,496
Share options exercised	2,886	(1,516)	—	—	—	—	1,370	—	1,370
Dividends	—	—	(118,629)	—	—	—	(118,629)	—	(118,629)
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at September 30, 2013	$1,854,393	$182,932	$3,148,201	$(26,867)	$820	$—	$5,159,479	$1,260	$5,160,739

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

			(Revised - note 5)		(Revised - note 5)
(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Operating activities
Net earnings (loss)		$(146,419)	$211,088	$111,233	$253,621
Adjustments for:
Depreciation and amortization		78,550	62,262	215,995	179,753
Deferred charges		64,173	8,878	53,329	10,958
Unrealized losses (gains) on derivatives		63,217	(52,768)	13,873	10,414
Share-based compensation	18	3,472	3,518	12,310	15,496
Loss (gain) on sale of assets		1,617	(12)	7,173	117
Finance costs	13	13,665	27,453	67,259	51,906
Finance income		(2,039)	(1,178)	(5,278)	(5,540)
Share of loss from equity-accounted investees		1,929	1,388	15,431	3,468
Impairment charges	4	195,995	—	195,995	—
Other expense (income)		57	14,839	(423)	16,577
Discontinued operation	5	—	—	(127,243)	—
Income tax expense (recovery)	15	(47,758)	8,945	(98,826)	(64,545)
Interest received		1,957	1,024	4,154	4,576
Income taxes paid		(12,173)	—	(220,034)	(62,462)
Income taxes refunded		—	2,833	—	10,993
Other operating items	17	46,584	(134,362)	(605)	(64,019)

Net cash provided by continuing operations		262,827	153,908	244,343	361,313
Net cash provided by (used in) discontinued operation	5	—	(18,326)	—	6,724

Net cash provided by operations		262,827	135,582	244,343	368,037

Investing activities
Additions to property, plant and equipment		(127,070)	(159,899)	(350,200)	(499,076)
Acquisitions, net of cash	6	—	—	—	(126,197)
Repayment of debt acquired on acquisition of business	6	—	—	—	(118,068)
Decrease (increase) in short-term investments		109,417	—	(28,848)	49,535
Decrease (increase) in long-term receivables, investments and other		606	(11,979)	40	(8,296)
Proceeds from sale of property, plant and equipment		1	—	677	—

Net cash used in investing (continuing operations)		(17,046)	(171,878)	(378,331)	(702,102)
Net cash provided by investing (discontinued operation)	5	—	—	447,096	—

Net cash provided by (used in) investing		(17,046)	(171,878)	68,765	(702,102)

Financing activities
Increase in debt		—	—	496,357	—
Decrease in debt		(309,994)	(17,814)	(351,043)	(33,107)
Interest paid		(26,310)	(21,359)	(57,624)	(55,235)
Contributions from non-controlling interest		794	—	794	—
Proceeds from issuance of shares, stock option plan		295	564	6,209	2,260
Dividends paid		(39,578)	(39,543)	(118,622)	(118,618)

Net cash used in financing		(374,793)	(78,152)	(23,929)	(204,700)

Increase (decrease) in cash and cash equivalents net of bank overdraft		(129,012)	(114,448)	289,179	(538,765)
Exchange rate changes on foreign currency cash balances		2,238	(971)	1,689	5,477
Cash and cash equivalents net of bank overdraft, beginning of period		605,551	331,630	187,909	749,499

Cash and cash equivalents net of bank overdraft at end of period		$478,777	$216,211	$478,777	$216,211

Cash and cash equivalents is comprised of:
Cash				$112,814	$87,848
Cash equivalents				365,963	184,926

Cash and cash equivalents				478,777	272,774
Bank overdraft				—	(56,563)

Cash and cash equivalents and bank overdraft				$478,777	$216,211

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2014 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 28, 2014.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars and amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2013 consolidated financial statements.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2014, Cameco adopted the following new standards and amendments as issued by the International Accounting Standards Board (IASB): IAS 32, Financial Instruments: Presentation (IAS 32), International Financial Reporting Interpretations Committee 21, Levies (IFRIC 21) and IAS 36, Impairment of Assets (IAS 36).

i. Financial assets and financial liabilities

IAS 32 clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. As Cameco does not have a practice of offsetting its financial instruments, the adoption of IAS 32 has had no effect on the financial reporting of Cameco.

ii. Levies

IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco’s current accounting treatment for levies is consistent with the requirements of IFRIC 21, such that the adoption of IFRIC 21 has had no material impact on the financial reporting of Cameco.

iii. Disclosure of recoverable amounts

The amendments in IAS 36 reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. As a result, the adoption of IAS 36 has had no effect on the financial reporting of Cameco.

B. New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2014, and have not been applied in preparing these condensed consolidated interim financial statements. The following standards and amendments to existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2016, unless otherwise noted. Cameco intends to adopt the following amendments to existing standards in its financial statements for the annual period beginning on January 1, 2016, unless otherwise noted and does not expect the amendments to have a material impact on the financial statements.

i. Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments are to be applied prospectively. The amendments clarify the factors to be considered in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate.

ii. Joint arrangements

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (IFRS 11). The amendments in IFRS 11 are to be applied prospectively. The amendments clarify the accounting for the acquisition of interests in joint operations and require the acquirer to apply the principles of business combinations accounting in IFRS 3, Business Combinations.

iii. Sale or contribution of assets

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures. The amendments provide clarification on the recognition of gains or losses upon the sale or contribution of assets between an investor and its associate or joint venture.

iv. Noncurrent assets held for sale and discontinued operations

In September 2014, the IASB issued amendments to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). The amendments are to be applied prospectively, with earlier application permitted. Assets are generally disposed of either through sale or through distribution to owners. The amendments to IFRS 5 clarify the application of IFRS 5 when changing from one of these disposal methods to the other.

v. Financial instruments disclosures

In September 2014, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments in IFRS 7 are to be applied retrospectively, with earlier application permitted. The amendments to IFRS 7 clarify the disclosure required for any continuing involvement in a transferred asset that has been derecognized. The amendments also provide guidance on disclosures regarding the offsetting of financial assets and financial liabilities in interim financial reports.

vi. Interim financial reporting

In September 2014, the IASB issued amendments to IAS 34, Interim Financial Reporting (IAS 34). The amendments to IAS 34 are to be applied retrospectively, with earlier application permitted. The amendments provide additional guidance on interim disclosures and whether they are provided in the interim financial statements or incorporated by cross-reference between the interim financial statements and other financial disclosures.

vii. Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

viii. Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The extent of the impact of adoption of IFRS 15 has not yet been determined.

4. Impairment

A. GE-Hitachi Global Laser Enrichment LLC (GLE)

During the quarter, a decision was made by the majority partner of GLE to significantly reduce funding of the project. As a result, Cameco recognized an impairment charge of $183,615,000, which represents the full amount of Cameco’s investment.

GLE is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. The technology is unique to the industry, is inherently risky and the significant reduction of funding introduces a further level of risk to this project. Because the funding reduction significantly jeopardizes the viability of the project, Cameco determined the fair value less costs to sell to be nil and as such recognized an impairment charge for the full amount of the asset. Future contributions to the project will be reflected in net earnings.

B. GoviEx Uranium

GoviEx Uranium (“GoviEx”) recently became listed on the Canadian Securities Exchange. With the availability of a quoted market price, Cameco determined that there was a significant decline in the fair value of our investment in GoviEx and as a result, an impairment charge of $12,380,000 was recorded.

5. Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale has been accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Share of earnings from BPLP and related entities	$—	$62,937	$—	$65,112
Tax expense	—	15,097	—	15,620

	—	47,840	—	49,492
Gain on disposal of BPLP and related entities	—	—	144,912	—
Tax expense on disposal	—	—	17,669	—

	—	—	127,243	—

Net earnings from discontinued operation	$—	$47,840	$127,243	$49,492

6. Acquisition of NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International and other shareholders, through the purchase of all the outstanding shares for cash consideration of $148,302,000 (US).

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM were consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

An advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the period ended September 30, 2013.

As at September 30, 2014, NUKEM had the following commitments (in USD) to purchase uranium and fuel services products:

2014	2015	2016	2017	2018	Thereafter	Total
$31,380	240,030	247,154	38,927	47,649	168,790	$773,930

7. Inventories

	Sep 30/14	Dec 31/13
Uranium
Concentrate	$425,866	$550,305
Broken ore	26,344	4,572

	452,210	554,877
NUKEM	328,811	208,217
Fuel services	175,660	150,221

Total	$956,681	$913,315

For the quarter ended September 30, 2014, Cameco expensed $409,700,000 of inventory as cost of sales (2013 - $371,000,000). For the nine months ended September 30, 2014, Cameco expensed $1,011,900,000 of inventory as cost of sales (2013 - $978,400,000).

Included in cost of sales for the period ended September 30, 2014 is a $4,400,000 net write-down of NUKEM inventory which Cameco recorded to reflect net realizable value (2013 - $17,000,000).

8. Long-term receivables, investments and other

	Sep 30/14	Dec 31/13
Investments in equity securities [note 4] [note 19]	$10,836	$22,805
Derivatives [note 19]	688	7,391
Advances receivable from JV Inkai LLP [note 21]	92,398	95,319
Investment tax credits	88,639	82,177
Amounts receivable related to tax dispute [note 15]	219,424	59,475
Other	35,238	24,156

	447,223	291,323
Less current portion	(5,324)	(3,775)

Net	$441,899	$287,548

9. Long-term debt

	Sep 30/14	Dec 31/13
Unsecured debentures
Series C - 4.70% debentures due July 16, 2014	$—	$299,537
Series D - 5.67% debentures due September 2, 2019	497,344	497,003
Series E - 3.75% debentures due November 14, 2022	397,798	397,626
Series F - 5.09% debentures due November 14, 2042	99,227	99,217
Series G - 4.19% debentures due June 24, 2024	496,573	—

Total	$1,490,942	$1,293,383

On June 24, 2014, Cameco issued $500,000,000 of Series G debentures and announced the early redemption of the outstanding Series C debentures. The Series G debentures bear interest at a rate of 4.19% per annum. The net proceeds of the issue after deducting expenses were approximately $496,400,000. The debentures mature on June 24, 2024, and are being amortized at an effective interest rate of 4.28%. The $300,000,000 principal amount of the Series C debentures was redeemed on July 16, 2014. The Company incurred total charges of $12,135,000 in relation to the early redemption of these debentures (note 13).

10. Other liabilities

	Sep 30/14	Dec 31/13
Deferred sales	$113,157	$55,126
Derivatives [note 19]	38,031	30,923
Accrued pension and post-retirement benefit liability	43,996	45,931
Other	6,888	8,085

	202,072	140,065
Less current portion	(66,744)	(60,685)

Net	$135,328	$79,380

11. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$573,942	$16,971	$590,913
Changes in estimates and discount rates	150,224	414	150,638
Provisions used during the period	(7,845)	(1,339)	(9,184)
Unwinding of discount	14,910	330	15,240
Impact of foreign exchange	11,594	—	11,594

End of year	$742,825	$16,376	$759,201

Current	$25,868	$1,810	$27,678
Non-current	716,957	14,566	731,523

	$742,825	$16,376	$759,201

12. Share capital

At September 30, 2014, there were 395,791,522 common shares outstanding. Options in respect of 8,403,672 shares are outstanding under the stock option plan and are exercisable up to 2022. For the quarter ended September 30, 2014, 14,700 options were exercised resulting in the issuance of shares (2013 - 28,750). For the nine months ended September 30, 2014, 314,292 options were exercised resulting in the issuance of shares (2013 - 115,906).

13. Finance costs

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Interest on long-term debt	$18,010	$15,798	$49,866	$49,992
Unwinding of discount on provisions	5,176	4,116	15,240	12,272
Other charges	1,591	1,294	4,546	4,228
Loss on redemption of Series C debentures [note 9]	—	—	12,135	—
Foreign exchange losses (gains)	(12,070)	5,983	(17,714)	(15,037)
Interest on short-term debt	958	262	3,186	451

Total	$13,665	$27,453	$67,259	$51,906

14. Other income (expense)

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Contract settlement	$—	$—	$28,481	$—
Contract termination fee	—	—	(18,304)	—
Loss on sale of investments	—	(14,838)	—	(14,838)
Other	(222)	—	528	(1,739)

Total	$(222)	$(14,838)	$10,705	$(16,577)

In the first quarter of 2014, Cameco recorded an early termination fee of $18,304,000 incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

In the second quarter of 2014, Cameco recorded a gain with respect to a long-term supply contract with one of its utility customers. While the contract is effective for the years 2011 through 2017, the $28,481,000 reflected as income from contract settlement relates only to the deliveries that the customer refused to take in 2012 and 2013. For the remainder of the contract, the customer will be responsible for either buying the full yearly contract quantity, or compensating Cameco for any loss if they do not accept delivery of the full quantities.

15. Income taxes

A. Earnings and income taxes by jurisdiction

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Earnings (loss) from continuing operations before income taxes
Canada	$(241,077)	$(39,941)	$(483,191)	$(368,046)
Foreign	46,900	212,134	368,355	507,630

	(194,177)	172,193	(114,836)	139,584

Current income taxes
Canada	$4,918	$(10,684)	$(1,550)	$(13,053)
Foreign	18,115	22,026	37,503	49,841

	23,033	11,342	35,953	36,788
Deferred income taxes
Canada	$(64,528)	$5,790	$(118,714)	$(72,906)
Foreign	(6,263)	(8,187)	(16,065)	(28,427)

	(70,791)	(2,397)	(134,779)	(101,333)

Income tax expense (recovery)	$(47,758)	$8,945	$(98,826)	$(64,545)

Cameco has recorded $387,588,000 of deferred tax assets (December 31, 2013 - $266,203,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2009, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $2,795,000,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply, and including the $2,795,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $5,700,000,000 for the years 2003 through 2013, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,250,000,000 and $1,300,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting 50% of the cash taxes and transfer pricing penalties, or between $625,000,000 and $650,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $219,424,000 already paid as at September 30, 2014 (December 31, 2013 - $59,475,000) (note 8).

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision during 2016.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $79,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax legislation.

C. Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended September 30, 2014

	Before tax	Income tax expense	Net of tax
Exchange differences on translation of foreign operations	$24,086	$—	$24,086
Unrealized gains on available-for-sale assets	57	(8)	49

	$24,143	$(8)	$24,135

For the three months ended September 30, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(27,072)	$—	$(27,072)
Gains on derivatives designated as cash flow hedges - discontinued operation	221	(55)	166
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation	(1,232)	308	(924)

	$(28,083)	$253	$(27,830)

For the nine months ended September 30, 2014

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$55,790	$—	$55,790
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(454)	61	(393)

	$54,936	$161	$55,097

For the nine months ended September 30, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability - discontinued operation	$134,300	$(33,575)	$100,725
Exchange differences on translation of foreign operations	(30,537)	—	(30,537)
Losses on derivatives designated as cash flow hedges - discontinued operation	(95)	24	(71)
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation	(4,267)	1,067	(3,200)

	$99,401	$(32,484)	$66,917

16. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2014 was 395,722,618 (2013 - 395,413,451).

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(146,000)	$211,267	$112,544	$254,159
Weighted average common shares outstanding	395,787	395,459	395,723	395,413

Basic earnings (loss) per common share	$(0.37)	$0.53	$0.28	$0.64

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(146,000)	$211,267	$112,544	$254,159
Weighted average common shares outstanding	395,787	395,459	395,723	395,413
Dilutive effect of stock options	79	69	353	116

Weighted average common shares outstanding, assuming dilution	395,866	395,528	396,076	395,529

Diluted earnings (loss) per common share	$(0.37)	$0.53	$0.28	$0.64

17. Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Changes in non-cash working capital:
Accounts receivable	$(59,678)	$(55,780)	$99,247	$191,379
Inventories	52,016	(23,474)	(16,120)	(153,903)
Supplies and prepaid expenses	(4,832)	(1,500)	45,344	(15,310)
Accounts payable and accrued liabilities	51,538	(66,472)	(111,759)	(83,197)
Reclamation payments	(4,986)	(3,055)	(9,184)	(7,505)
Other	12,526	15,919	(8,133)	4,517

Other operating items	$46,584	$(134,362)	$(605)	$(64,019)

18. Share-based compensation plans

Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,869,079 shares have been issued.

The inputs used in the measurement of the fair values at grant date were as follows:

	2014	2013
Number of options granted	765,146	1,840,932
Average strike price	$26.81	$22.00
Expected dividend	$0.40	$0.40
Expected volatility	33%	41%
Risk-free interest rate	1.5%	1.2%
Expected life of option	4.4 years	4.4 years
Expected forfeitures	8%	8%
Weighted average grant date fair values	$6.79	$6.51

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Stock option plan	$1,283	$2,059	$6,443	$11,268
Performance share unit plan	1,421	1,311	3,778	3,783
Restricted share unit plan	768	148	2,089	445

Total	$3,472	$3,518	$12,310	$15,496

19. Financial instruments

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Short-term investments	$28,848	$28,848	$—	$28,848
Investments in equity securities [note 8]	10,836	10,836	—	10,836
Derivative assets [note 8]
Foreign currency contracts	688	—	688	688
Derivative liabilities [note 10]
Foreign currency contracts	(37,036)	—	(37,036)	(37,036)
Interest rate contracts	(995)	—	(995)	(995)

Net	$2,341	$39,684	$(37,343)	$2,341

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 8]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 10]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments, and certain investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement, and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, and foreign currency swaps. The fair value of foreign currency derivatives is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts, and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes), and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Cameco previously measured its investment in GoviEx Uranium (GoviEx) at cost due to the unavailability of a quoted price in an active market. GoviEx is now listed on the Canadian Securities Exchange, and as a result the Company has measured its investment at fair value as of the reporting date.

D. Derivatives

The following tables summarize the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/14	Dec 31/13
Non-hedge derivatives
Foreign currency contracts	$(36,348)	$(27,132)
Interest rate contracts	(995)	3,616
Share purchase options	—	(16)

Net	$(37,343)	$(23,532)

Classification
Current portion of long-term receivables, investments and other [note 8]	$519	$3,775
Long-term receivables, investments and other [note 8]	169	3,616
Current portion of other liabilities [note 10]	(29,999)	(30,923)
Other liabilities [note 10]	(8,032)	—

Net	$(37,343)	$(23,532)

The following table summarizes different components of the gains (losses) on derivatives included in net earnings:

	Three months ended		Nine months ended
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Non-hedge derivatives
Foreign currency contracts	$(72,223)	$43,019	$(72,209)	$(20,087)
Interest rate contracts	(529)	512	920	324
Share purchase options	—	—	16	—

Net	$(72,752)	$43,531	$(71,273)	$(19,763)

20. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

For the three months ended September 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$447,193	$71,081	$96,687	$(27,825)	$587,136
Expenses
Cost of products and services sold	248,206	59,171	86,499	(28,172)	365,704
Depreciation and amortization	66,656	7,130	846	3,918	78,550

Cost of sales	314,862	66,301	87,345	(24,254)	444,254

Gross profit (loss)	132,331	4,780	9,342	(3,571)	142,882
Administration	—	—	3,954	36,321	40,275
Impairment charges	12,380	183,615	—	—	195,995
Exploration	11,024	—	—	—	11,024
Research and development	—	—	—	1,619	1,619
Loss on sale of assets	1,617	—	—	—	1,617
Finance costs	—	—	1,752	11,913	13,665
Losses on derivatives	—	—	24	72,728	72,752
Finance income	—	—	(1)	(2,038)	(2,039)
Share of loss from equity-accounted investees	1,929	—	—	—	1,929
Other expense	222	—	—	—	222

Earnings (loss) before income taxes	105,159	(178,835)	3,613	(124,114)	(194,177)
Income tax recovery					(47,758)

Net loss from continuing operations					$(146,419)

For the three months ended September 30, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$449,355	$76,777	$92,992	$(22,546)	$596,578
Expenses
Cost of products and services sold	198,223	57,599	73,820	(22,914)	306,728
Depreciation and amortization	25,585	6,165	26,116	4,396	62,262

Cost of sales	223,808	63,764	99,936	(18,518)	368,990

Gross profit (loss)	225,547	13,013	(6,944)	(4,028)	227,588
Administration	—	—	3,758	31,757	35,515
Exploration	19,908	—	—	—	19,908
Research and development	—	—	—	1,014	1,014
Gain on sale of assets	(12)	—	—	—	(12)
Finance costs	—	—	1,298	26,155	27,453
Gains on derivatives	—	—	(3,671)	(39,860)	(43,531)
Finance income	—	—	(3)	(1,175)	(1,178)
Share of loss from equity-accounted investees	347	1,041	—	—	1,388
Other expense	14,838	—	—	—	14,838

Earnings (loss) before income taxes	190,466	11,972	(8,326)	(21,919)	172,193
Income tax expense					8,945

Net earnings from continuing operations					$163,248

For the nine months ended September 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,171,172	$181,530	$190,310	$(34,676)	$1,508,336
Expenses
Cost of products and services sold	633,766	141,343	167,072	(36,151)	906,030
Depreciation and amortization	175,893	17,643	4,361	18,098	215,995

Cost of sales	809,659	158,986	171,433	(18,053)	1,122,025

Gross profit (loss)	361,513	22,544	18,877	(16,623)	386,311
Administration	—	—	10,368	111,556	121,924
Impairment charges	12,380	183,615	—	—	195,995
Exploration	34,763	—	—	—	34,763
Research and development	—	—	—	3,312	3,312
Loss on sale of assets	7,173	—	—	—	7,173
Finance costs	—	—	2,593	64,666	67,259
Losses on derivatives	—	—	1,719	69,554	71,273
Finance income	—	—	(3)	(5,275)	(5,278)
Share of loss from equity-accounted investees	2,164	13,267	—	—	15,431
Other expense (income)	(28,740)	18,035	—	—	(10,705)

Earnings (loss) before income taxes	333,773	(192,373)	4,200	(260,436)	(114,836)
Income tax recovery					(98,826)

Net loss from continuing operations					$(16,010)

For the nine months ended September 30, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,001,130	$207,645	$276,307	$(23,780)	$1,461,302
Expenses
Cost of products and services sold	509,374	156,695	218,032	(24,204)	859,897
Depreciation and amortization	91,716	17,006	57,670	13,361	179,753

Cost of sales	601,090	173,701	275,702	(10,843)	1,039,650

Gross profit (loss)	400,040	33,944	605	(12,937)	421,652
Administration	—	—	10,542	123,785	134,327
Exploration	56,483	—	—	—	56,483
Research and development	—	—	—	4,967	4,967
Loss on sale of assets	117	—	—	—	117
Finance costs	—	—	7,744	44,162	51,906
Losses (gains) on derivatives	—	—	(8,944)	28,707	19,763
Finance income	—	—	(61)	(5,479)	(5,540)
Share of loss from equity-accounted investees	270	3,198	—	—	3,468
Other expense	14,838	—	—	1,739	16,577

Earnings (loss) before income taxes	328,332	30,746	(8,676)	(210,818)	139,584
Income tax recovery					(64,545)

Net earnings from continuing operations					$204,129

21. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Nine months ended		as at
	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13	Sep 30/14	Sep 30/13
Joint arrangements Interest income (Inkai) (a)	$500	$521	$1,549	$1,533	$92,398	$93,207
Associates Interest expense	—	(29)	(5)	(195)	—	(10,271)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $258,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At September 30, 2014, $206,098,000 (US) of principal and interest was outstanding (December 31, 2013 - $224,047,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE). No balance was outstanding under this promissory note at September 30, 2014. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding.